Exhibit 3.1.1

ARTICLES OF AMENDMENT
TO
ARTICLES OF INCORPORATION
OF
BARON ENERGY, INC.

In accordance with shareholders’ approval of a proposal to amend the Articles of Incorporation of Baron Energy, Inc. (the “Corporation”) to increase the number of authorized shares of the Corporation’s common stock, par value $0.001, from 75,000,000 to 150,000,000 duly executed by a majority of the shareholders of the Corporation entitled to vote thereon, and ratification of such action by the Company’s Board of Directors, the Company’s Articles of Incorporation are hereby amended as follows:

ARTICLE IV – AUTHORIZATION OF CAPITAL STOCK

The amount of the total authorized capital stock of the corporation shall be ONE HUNDRED FIFTY THOUSAND DOLLARS ($150,000), consisting of ONE HUNDRED FIFTY MILLION (150,000,000) shares of Common Stock, par value $0.001 per share.

Except as amended above the remainder of the Corporation’s Articles of Incorporation shall remain unchanged, and are hereby ratified and confirmed.

The foregoing Articles of Amendment to Articles of Incorporation were duly adopted by written consent of a majority vote of the holders of the Corporation’s common stock and approved by a sufficient number of votes pursuant to the Nevada Revised Statutes.

Signed this 26th day of June 2012

/s/ Ronnie L. Steinocher	/s/ Lisa P. Hamilton
Ronnie L. Steinocher	Lisa P. Hamilton
President and CEO	Executive Vice President and CFO